Exhibit 99.1

                            Explanation of Responses
                            ------------------------


On August 15, 2007, in connection with the closing of an underwritten public offering (the "Offering") of the common stock, par value $0.001 per share (the "Shares"), of Scientific Learning Corporation (the "Company"), Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV") sold 7,661,638 Shares at a public offering price of $5.00 per share, or $4.7375 per share after giving effect to the underwriting discounts and commissions. This Form 4 is filed on behalf of WPV, Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Messrs. Charles R. Kaye and Joseph P. Landy (collectively, the "Reporting Persons"). WPP LLC, a direct subsidiary of WP, is the sole general partner of WPV. WP LLC manages WPV. Messrs. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, WPV, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WPV and WPP LLC. Each of WPV, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of all such securities except to the extent of any indirect pecuniary interest therein.